September 6, 2013

Via Edgar

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter dated August 23, 2013 relating to Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “Form 10-Q”); File No. 1-34726

Dear Mr. O’Brien:

In connection with the Commission’s review of the Company’s Form 10-K and Form 10-Q, we submit the following responses to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filings.

Form 10-K for Fiscal Year Ended December 31, 2012

7. Property, Plant and Equipment, Goodwill and Intangible Assets, page 89

1. We note the revised presentation of property, plant and equipment that you intend to provide in future filings in response to comment 11 in our letter dated July 19, 2013. While we appreciate the additional components you intend to provide, the range of useful lives is very broad for the manufacturing facilities and equipment component (i.e., 5 to 25 years) and represents 72% of the gross value of total property, plant and equipment as of December 31, 2012. As such, please provide a more disaggregated presentation for manufacturing facilities and equipment into smaller and more meaningful components. For example, we note your disclosures on pages 79-80 that major manufacturing equipment has a 25 years life, light equipment and instrumentation has a range of 5-15 years life, and major unit turnarounds have a range of 4-7 years life.

Mr. Terence O’Brien

Securities and Exchange Commission

September 6, 2013

Response:

The Company confirms that, in our next annual filing, we will provide a more disaggregated presentation as requested. Specifically, we will present property, plant and equipment (PP&E) in the property, plant and equipment, goodwill and intangible assets footnote using the same classification as presented on pages 79-80 of the Form 10-K. As such, we will break out PP&E into the following categories: (i) Land; (ii) Major Manufacturing Equipment; (iii) Buildings; (iv) Light Equipment and Instrumentation; (v) Office Furniture; (vi) Turnarounds of major units; (vii) Information System Equipment; and (viii) Construction in Progress.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 34

2. We note your disclosures on pages 23 and 35 that your effective tax rate for fiscal year 2013 has been negatively impacted by an increase in earnings in jurisdictions with higher statutory tax rates. In future filings, please disclose the jurisdictions with the higher statutory tax rates and increased earnings.

Response:

The Company confirms that in future filings we will disclose, when applicable, the information requested by the Staff.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

Securities and Exchange Commission

September 6, 2013

We trust that the foregoing is responsive to the Staff’s comments. If there are any questions, please feel free to contact the undersigned at (713) 309-7181.

Very truly yours,

/s/ William B. Allen, Jr

William B. Allen, Jr.

Vice President of Finance and

Principal Accounting Officer

cc:	Tracey Smith (SEC)
Karyn F. Ovelmen, EVP & Chief Financial Officer